April 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-237125

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-237122

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (together, the “Funds”), we hereby file with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to the above-referenced registration statements of the Funds originally filed with the Commission on March 12, 2020, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Registration Statements”). Pre-Effective Amendment No. 1 includes revisions to the Registration Statements in response to the Staff’s oral comments received on April 7, 2020 relating to the Registration Statements (the “Comments”) and to otherwise update disclosure.

In addition, please find the following responses to the Comments. For convenience of reference, the Comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in Pre-Effective Amendment No. 1.

The Funds

Front Cover

1.

The Staff notes that the “Leverage” section has been removed from the front cover. Please explain how such removal is consistent with the disclosure requirements of Form N-2 Item 1.1(j) and Guide 6 of the Guide to Form N-2.

In response to the Staff’s comment, the Funds have re-included the “Leverage” section in the front cover of their respective Pre-Effective Amendment No. 1 as follows:

“Leverage. Subject to limitations imposed by the 1940 Act, the Fund and the Master Fund may incur leverage from time to time. The Master Fund may use leverage through borrowings (collectively, “Borrowings”), which may include loans from certain financial institutions, the issuance of debt securities, reverse repurchase agreements, securities lending arrangements, and derivatives, including, but not limited to, interest rate swaps, total return swaps, and credit default swaps (collectively, “Effective Leverage”) in an aggregate amount of up to 33 1/3% of the Master Fund’s total assets immediately after giving effect to such leverage. Only forms of Effective Leverage that are considered senior securities under the 1940 Act will be considered leverage for the Master Fund’s leverage limits. The Master Fund incurs leverage, primarily through the use of reverse repurchase agreements, as part of its investment strategy; such form of leverage is considered a senior security under the 1940 Act to the extent not covered by segregated cash or liquid securities in accordance with applicable SEC guidance. Although it has no current intention to do so, the Master Fund may use leverage through the issuance of preferred shares in an aggregate amount of up to 50% of the Master Fund’s total assets immediately after such issuance. There can be no assurance that any leveraging strategy the Master Fund employs will be successful during any period in which it is employed.”

Prospectus Summary

2.

The Staff notes that the sixth bullet point under the Funds’ additional risk disclosure in the “Selected Risk Considerations” section refers to LIBOR risk. Please briefly elaborate on LIBOR risk disclosure.

In response to the Staff’s comment, the Funds have revised disclosure in the “Prospectus Summary—Selected Risk Considerations” section in their respective Pre-Effective Amendment No. 1 as follows:

“Many of the Master Fund’s investments and forms of leverage pay interest based on LIBOR, subjecting it to LIBOR risk. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Fund and the Master Fund, or (iii) reduced effectiveness of related Fund and Master Fund transactions, such as hedging.”

Privacy Policies

3.	Please revise defined terms in the Blackstone Investor Data Privacy Notice to ensure that any defined terms used throughout the Prospectus are consistent.

In response to the Staff’s comment, the Funds have revised disclosure by moving the “Privacy Policies” section to Appendix B of the Prospectus to preserve the defined terms in the Blackstone Investor Data Privacy Notice as stand-alone disclosure in their respective Pre-Effective Amendment No. 1.

Risk Factors

4.

For “Epidemic and Pandemic Risk,” consider whether the pandemic could impact the Blackstone Real Estate Income Master Fund’s (the “Master Fund”) ability to invest proceeds from the offering within a three-month time period as discussed in the “Use of Proceeds” section and if so, please disclose.

In response to the Staff’s comment, the Funds confirm that the pandemic is not expected to impact the Master Fund’s ability to invest proceeds from the offering within a three-month period as discussed in the “Use of Proceeds” section.

Conflicts of Interest

5.

It appears that the disclosure which stated that the Investment Manager and/or its affiliates may receive fees from unconsummated transactions, including net break up and topping fees, among others, has been removed under the “Fees for Services; Fees from Issuers” section. Please confirm this is no longer the case.

In response to the Staff’s comment, the Funds confirm that the deleted disclosure is not applicable to the Funds.

Should you have any questions or comments, please feel free to call Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-2516.

Very truly yours,

/s/ Benjamin Wells

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